Exhibit 21

List of Subsidiaries of the Registrant

Farmers & Merchants Bank (incorporated in Virginia)
VST Title, LLC (a Virginia Limited Liability Company)
TEB Life Insurance Company (incorporated in Arizona), a subsidiary of Farmers & Merchants Bank
Farmers & Merchants Financial Services (incorporated in Virginia), a subsidiary of Farmers & Merchants Bank
VBS Mortgage, LLC (a Virginia Limited Liability Company), a subsidiary of Farmers & Merchants Bank